JETPACK AVIATION
14218 Aetna Street,
Van Nuys, CA. 91401
(310) 991-5986
www.jetpackaviation.com

BACKGROUND

DAVID MAYMAN

Previously was one of the founders of TrueLocal.com.au and YourLocal.ie and an early advisor to MarketBoomer.com, assisting the company to expand to Europe and Asia. His passion has always been aviation and he holds an American commercial aeroplane pilot license with instrument rating and Australian and European helicopter and aeroplane pilot licenses.

NELSON TYLER

Nelson is our Chief Designer. He has been a successful and award winning inventor and product designer for over 55 years. Nelson founded Tyler Camera Systems in 1964. His primary business is the design and manufacturing of stabilized camera systems for helicopters. He is the recipient of three Academy awards and the Fuji Gold Medal